NO ACT

PE
2-20-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



09038728

Received SEC

MAR 12 2009

Washington, DC 20549

March 12, 2009

Sharon L. Burr
Assistant General Counsel
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, VA 23219

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-09

Re: Dominion Resources, Inc.
Incoming letter dated February 20, 2009

Dear Ms. Burr:

This is in response to your letters dated February 20, 2009 and February 25, 2009 concerning the shareholder proposal submitted to Dominion by Sherri B. Sanders. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sherri B. Sanders

*** FISMA & OMB Memorandum M-07-16 ***

March 12, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated February 20, 2009

The proposal requests a review of Dominion's Claims Department.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or is a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(e)(2) because Dominion received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Dominion did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Dominion's request that the 80-day requirement be waived.

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Sharon L. Barr
Assistant General Counsel
Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Web Address: www.dom.com



February 25, 2009

VIA E-MAIL AND OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Dominion Resources, Inc. - Shareholder Proposal

Ladies and Gentlemen:

This letter is in supplement to our letter dated February 20, 2009 regarding a shareholder proposal dated February 6, 2009 (a copy of which correspondence is attached). In such letter we expressed our intent to exclude the shareholder proposal because it was received after the deadline for submission.

Pursuant to Rule 14a-8(e)(2) a proposal must be received at the company's principal executive office not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. As set forth in our previous letter, we did not receive the proposal until February 9, 2009. The deadline for submission of the proposal, as determined under Rule 14a-8(e)(2) and disclosed in our 2008 Proxy Statement was December 5, 2008, prior to our receipt of the proposal.

Rule 14a-8(e)(3) allows a shareholder to submit a proposal for a meeting other than a regularly scheduled annual meeting within a reasonable time before the proxy is printed and mailed. This rule does not apply to the proposal in question, as Dominion's 2009 annual meeting of shareholders is a regularly scheduled annual meeting.

We hereby request a waiver of the Rule 14a-8(j) requirement that a company must file its reasons for exclusion of a proposal no later than 80 days before it files its definitive proxy statement. Because the receipt date of the proposal from the shareholder was not received until after the 80 day deadline had already passed, it was not possible for Dominion to file its reasons for exclusion prior to such deadline.

Thank you for your assistance. Please feel free to call me if you need more information.

Very truly yours,



Sharon L. Burr
Assistant General Counsel

Enclosure

cc: Sherri B. Sanders

*** FISMA & OMB Memorandum M-07-16 ***

Sharon L. Burr
Assistant General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Web Address: www.dom.com


Dominion

February 20, 2009

Via e-mail and Overnight Delivery

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Rule 14a-8

Re: Dominion Resources, Inc. – Shareholder Proposal

Ladies and Gentlemen:

This letter is to notify you that, in accordance with Rule 14a-8, we intend to exclude the enclosed shareholder proposal dated February 6, 2009 from our 2009 Proxy Statement because such proposal was received by the company after the deadline for submission. The deadline for submission of a shareholder proposal for our 2009 Proxy Statement was December 5, 2008 and the enclosed proposal was not received until February 9, 2009. While we recognize that this communication is being delivered less than 80 calendar days before the expected filing date of our 2009 Proxy Statement, the date of the shareholder proposal precluded this possibility.

Please feel free to call me at (804) 819-2171 if you need more information.

Very truly yours,

Sharon L. Burr
Assistant General Counsel

Enclosure

cc: Sherri B. Sanders

*** FISMA & OMB Memorandum M-07-16 ***

2-6-09



Dear Sir

Here's a quarter!
No sarcasm intended. The enclosed proposal the same.

I hope that my story isn't the normal procedure of Dominion. I just don't want anyone to go the same path unnesessarily.

The coin has two sides no better or worst no right or wrong. Thank you for your time.

Sincerely
[signature]

Dominion Annual Meeting 2009

The proposal to review Dominions Claims Department.

In depth the issues taken or not taken in all correspondence and communications with staff and customers needs to have clarity. Passing the blame among staff isn't ethical to Dominions customers or staff.

If one is souly responsible for a issue than that soul needs to see the issue through without excuses.

This proposal review can save time, money and unnecessary hardships for all.

Dominion Annual Meeting 2009

Account ID She B Sanders 01

Account # *** FISMA & OMB Memorandum M-07-16 ***

Sherri B. Sanders

*** FISMA & OMB Memorandum M-07-16 ***

RICHMOND VA 232

07 FEB 2009 PM 6 L



Corporate Secretary
Dominion Resources Inc.
P.O. Box 26532
Richmond, Virginia 23261

CEO

23261+6532



